NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 1, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17CFR240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on May 15, 2006. Each unit will have a stated amount of $25. Each unit will initially consist of and represent: (1) a purchase contract pursuant to which: the holder will agree to purchase, and UnumProvident Corporation will agree to sell, for $25, shares of the company's common stock on the stock purchase date (May 15, 2006), the number of which will be determined by the settlement rate described below, based on the average trading price of the common stock for a period preceding the stock purchase date, calculated in the manner described below; and the company will pay the holder contract adjustment payments on a quarterly basis at the annual rate of 2.25% of the stated amount of $25, subject to the company's right to defer such payments as specified below; and (2) a 1/40, or 2.5%, ownership interest in a senior note due May 15, 2008 of UnumProvident, with a principal amount of $1,000, on which the company will pay interest at the initial annual rate of 6.00% until the settlement date of a successful remarketing of the senior notes and at the reset rate thereafter. Interest will be payable quarterly in arrears on and prior to the stock purchase date and semi-annually in arrears thereafter. The settlement rate, subject to adjustment under certain circumstances as described under 'Anti-dilution Adjustments' will be as follows: If the 'applicable market value' of the common stock (which is the average of the closing price per share of common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the stock purchase date) is equal to or greater than the threshold appreciation price of $13.27 (which is 22% above the reference price of $10.875), then the settlement rate (which is equal to $25 divided by $13.27) will be 1.8843 shares of common stock per purchase contract. If the applicable market value of the common stock is less than $13.27 but greater than $10.875, the settlement rate will be equal to $25 divided by the applicable market value of the common stock per purchase contract. If the applicable market value of the common stock is less than or equal to $10.875, the settlement rate (which is equal to $25 divided by $10.875) will be 2.2989 shares of common stock per purchase contract. The settlement rate, subject to adjustment under certain circumstances as described under 'Anti-dilution Adjustments' will be as follows: If the 'applicable market value' of the common stock (which is the average of the closing price per share of common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the stock purchase date) is equal to or greater than the threshold appreciation price of $13.27 (which is 22% above the reference price of $10.875), then the settlement rate (which is equal to $25 divided by $13.27) will be 1.8843 shares of common stock per purchase contract. If the applicable market value of the common stock is less than $13.27 but greater than $10.875, the settlement rate will be equal to $25 divided by the applicable market value of the common stock per purchase contract. If the applicable market value of the common stock is less than or equal to $10.875, the settlement rate (which is equal to $25 divided by $10.875) will be 2.2989 shares of common stock per purchase contract. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 15, 2006.